Filed by Union Planters Corporation
                       Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

    Subject Companies:  Union Planters Corporation (Commission File No. 1-10160)
                      Regions Financial Corporation (Commission File No. 0-6159)


On January 23, 2004, Union Planters Corporation issued the following press release:


[Regions Logo]                                             [Union Planters Logo]






INVESTOR RELATIONS CONTACTS:                REGIONS FINANCIAL CORP.:
                                            Jenifer M. Goforth
                                            205/244-2823
                                            UNION PLANTERS CORP.:
                                            Richard Trigger
                                            901/580-5977

MEDIA RELATIONS CONTACTS:                   REGIONS FINANCIAL CORP.:
                                            Kristi Lamont Ellis
                                            205/326-7179
                                            UNION PLANTERS CORP.:
                                            Victor Rocha
                                            901/580-5344



JAN. 23, 2004

                      REGIONS AND UNION PLANTERS TO MERGE,
                      ------------------------------------
           CREATE NEW REGIONAL FORCE IN BANKING & FINANCIAL SERVICES;
           ----------------------------------------------------------
                      EXPECTED TO BE CASH ACCRETIVE IN 2004
                      -------------------------------------

BIRMINGHAM, ALA., AND MEMPHIS, TENN. JAN. 23, 2004 - Regions Financial Corp. (NYSE:RF) (Regions) and Union Planters Corp. (NYSE:UPC) (Union Planters) have signed a definitive merger agreement, creating the 12th largest bank holding company nationwide in terms of deposits.

The new company, which will be known as Regions Financial Corporation, will offer its 5.1 million customers greater value and convenience through an expanded branch and ATM network and a wide array of services and products in retail, small business, private and corporate banking; asset and wealth management; and securities brokerage.

Upon completion of the transaction, Regions will have total deposits of $56 billion across a 15-state network of 1,400 banking branches, 1,700 ATMs, and over 140 brokerage offices. The new company will enjoy the No. 1 market position in the combined mid-South region of Alabama, Arkansas, Georgia, Louisiana, Mississippi and Tennessee. In addition, the company will have meaningful positions in surrounding high growth markets with significant opportunity for

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Jan. 23, 2004
Page Two


investment. The combined company, with total assets of $81 billion and a market capitalization of $14 billion, and its banking operations will be headquartered in Birmingham. Morgan Keegan, as well as the combined mortgage business, will be headquartered in Memphis.

"The combination of our two companies will create a new regional force in the banking and financial services industry and further our respective strategic objectives," said Carl E. Jones Jr., chairman, president and chief executive officer of Regions. "We believe this combination presents broader and deeper choices for our customers and expanded opportunities for our associates, as well as significant benefits for shareholders of both companies.

"We will enjoy a powerful combination of high-return, low-risk markets where we have leading market shares, a strong presence in high-growth and high-potential markets, and the leading securities brokerage company in the South," he said.

Jackson W. Moore, chairman, president and chief executive officer of Union Planters, agreed, adding, "Although we will be creating one of the largest financial services companies in the United States, this combination is bigger than just the numbers.

"Success in mergers goes beyond size - success is about an unwavering focus on customers, associates and communities," Moore said. "I am proud to say that both Union Planters and Regions share this focus as part of our similar business models and complementary corporate cultures. Success is also about taking appropriate advantage of market opportunities, and we see significant opportunity to leverage our complementary business lines across a larger customer and geographic base.

"Customers will be our top priority, and we will select the best people, products and technology from both companies to provide our customers with the best service and value possible," Moore said. "We believe this is the best way to position the combined company for further growth and to create shareholder value."

Terms of the agreement call for the formation of a new holding company named Regions Financial Corporation. In the transaction, each share of Union Planters common stock will be converted into one share of the new company stock and each share of Regions common stock will be converted into 1.2346 shares of the new company common stock. The transaction is expected to close in mid 2004, subject to customary regulatory and shareholder approvals.

As part of the transaction, the new company intends to pay a cash dividend of $0.3334 per share per quarter, which is the current Union Planters dividend rate. Consistent with this rate, Regions has declared a special cash dividend of $0.0816 per share payable on April 1, 2004, to shareholders of record on March 18, 2004. This dividend will be in addition to Regions' recently declared cash dividend of $0.33 per share announced on Jan. 22, 2004, resulting in a total


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Jan. 23, 2004
Page Three


quarterly cash dividend of $0.4116 per share. Regions intends to maintain the dividend rate of $0.4116 per share per quarter until the transaction is completed.

The combination is expected to be cash accretive to shareholders of both companies in 2004 and at least 5 percent cash accretive in 2005. In addition, the transaction is expected to be GAAP accretive to shareholders of both companies in 2005. The financial projections for 2005 anticipate that only 60 percent of the projected cost savings will have been realized. The companies expect the merger integration process to be completed during 2006. "We will approach the integration carefully and intelligently so that we can ensure as seamless a transition as possible," Jones said.

The combined company expects to realize annual cost savings of $200 million pre-tax. This represents 7 percent of the combined operating expense base. In addition, the combined company expects to incur restructuring costs of approximately $300 million pre-tax.
Jones, 63, of Regions, will be chief executive officer of the combined company until his planned retirement in June 2005, when he will be succeeded as CEO by Moore, 55, of Union Planters. Until such time as he becomes chief executive officer, Moore will be the president of Regions. Jones will remain chairman of the board through June 2006, at which time Moore will assume the additional role of chairman. The boards of directors of Regions and Union Planters will be combined to form a consolidated board of directors that will leverage the expertise and talent of both companies' current boards, each of which has 13 members.

Regions and Union Planters have also designated other key members of the new company's senior management team, which includes Richard D. Horsley, vice chairman and chief operating officer; Allen B. Morgan Jr., vice chairman and chairman of the board of Morgan Keegan; D. Bryan Jordan, chief financial officer; Robert A. Goethe, chairman of mortgage banking; and Bobby L. Doxey, senior executive vice president. Doxey and Horsley will co-lead the transition team.

Moore will oversee the consolidated banking operations, and major banking product lines, and will have the combined companies' six regional bank presidents reporting to him: Jack Fleischauer, Adolfo Henriques, Peter Miller, Steven Schenck, Samuel Upchurch and John White Jr.

Union Planters intends to redeem its outstanding Series E convertible preferred stock as soon as practicable. These securities will remain convertible for common stock until the redemption. The transaction is expected to close in mid 2004 and is subject to customary shareholder and regulatory approvals. The merger has been unanimously approved by the boards of directors of both companies. Each party has agreed to pay a termination fee under certain circumstances. Regions was represented by UBS Investment Bank and Sullivan & Cromwell LLP. Union Planters was represented by Morgan Stanley and Wachtell, Lipton, Rosen & Katz.


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Jan. 23, 2004
Page Four


ABOUT REGIONS FINANCIAL CORPORATION
-----------------------------------
Regions, headquartered in Birmingham, Ala., is a full-service provider of banking, securities brokerage, mortgage and insurance products and services. As of Dec. 31, 2003, Regions had $48.6 billion in assets and shareholders' equity of $4.5 billion. Its banking subsidiary, Regions Bank, operates more than 680 offices across a nine-state geographic footprint in the South and Texas. Its securities brokerage subsidiary, Morgan Keegan, provides investment and brokerage services from more than 140 offices. Additional information about Regions, which is a member of both the Forbes and Fortune 500, can be found at www.Regions.com.

ABOUT UNION PLANTERS
--------------------
Union Planters Corporation, Memphis, Tenn., with total assets of $31.9 billion at Dec. 31, 2003, is the largest bank holding company in Tennessee and among the 25 largest bank holding companies in the United States. Union Planters Bank, National Association, the principal banking subsidiary, was founded in 1869 and operates branches in 12 states: Alabama, Arkansas, Florida, Illinois, Indiana, Iowa, Kentucky, Louisiana, Mississippi, Missouri, Tennessee and Texas. Union Planters offers a full range of commercial and consumer financial solutions through a network of 717 banking offices, 925 ATMs and the resources of specialized business units. Trust services include investment management, personal trust services, employee benefit administration and proprietary mutual funds. Investment and insurance services include annuities, brokerage, life insurance, title insurance and debt cancellation on consumer lending products. Union Planters Mortgage provides a full range of mortgage products through Union Planters banking centers and a network of mortgage production offices in 20 states. Capital Factors, Inc., based in Boca Raton, Fla., provides receivable-based commercial financing and related fee-based credit, collection and management information services. Capital Factors has regional offices in Atlanta, Ga.; Charlotte, N.C.; Dallas, Texas; Los Angeles, Calif.; and New York, N.Y. Strategic Outsourcing, Inc., based in Charlotte, N.C. provides professional employment services such as payroll administration, tax reporting, compliance, workers' compensation, insurance and benefits management. Union Planters Corporation's common stock is traded on the New York Stock Exchange under the symbol UPC and is included in the Standard and Poor's 500 Index, the Standard and Poor's 500 Regional Banks Index, the Standard and Poor's 500 Financials Index, the NYSE Composite Index and the Russell 1000 Index.

Carl E. Jones Jr., Regions chairman, CEO and president, and Jackson W. Moore, Union Planters chairman, CEO, and president will discuss the merger today on an analyst/investor conference call at 10 a.m. ET and a press conference call at 11:30 a.m. ET. The analyst/investor conference call will be available via telephone and Webcast. The press conference call will be available by telephone only. Please call at least 15 minutes prior to the start of the calls.



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Jan. 23, 2004
Page Five

ANALYST/INVESTOR CONFERENCE CALL INSTRUCTIONS
---------------------------------------------
The telephone number to participate in today's analyst/investor teleconference is 1-800-921-9431 for U.S. callers and 1-973-935-8505 for international callers. A replay will be available beginning at 1 p.m. today through 1 p.m. Sunday, Feb. 22, 2004. The replay telephone number is 1-877-519-4471, PIN number 4453703.

WEBCAST FOR ANALYST/INVESTOR CALL INSTRUCTIONS
----------------------------------------------
To gain access to the Webcast, which will be "listen-only," go to www.regions.com or www.unionplanters.com and click on the merger announcement link. Please log on to the Web site at least 15 minutes prior to the call to register and download and install any necessary audio software.

PRESS CONFERENCE CALL INSTRUCTIONS
----------------------------------
The telephone number to participate in today's press teleconference is 1-888-874-9713 for U.S. callers and 1-973-935-8506 for international callers.

VIDEO NEW RELEASE
-----------------
The Video News Release with B-roll footage of Carl E. Jones Jr., Regions CEO, and Jackson W. Moore, Union Planters CEO, and of the two companies can be downlinked from the following coordinates via satellite, C-Band feed: AMC 3, Tr. C18, DL 4060 at 10:00 - 10:15 am ET, and AMC 3, Tr. C4, DL 3780 at 1:00 - 1:15
pm ET. (Technical Info DURING FEED ONLY, NBN TOC, 212 - 684-8910 x 221.)

Statements made in this news release and in oral statements by the management of Regions and Union Planters, other than those containing historical information, are forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Regions and Union Planters, including future financial and operating results, Regions' and Union Planters' plans, objectives, expectations and intentions. Such statements involve risks and uncertainties that may cause results to differ materially from those set forth in these statements.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Regions or Union Planters stockholders to approve the merger; the risk that Regions and Union Planters may not have the ability to effect the proposed merger; the risk that the businesses will not be integrated successfully, including integration of information systems and retention of key personnel; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect


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Jan. 23, 2004
Page Six


on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the United States and internationally. Additional factors that could cause Regions' and Union Planters' results to differ materially from those described in the forward-looking statements can be found in the 2002 annual reports on Forms 10-K of Regions and Union Planters, and in the quarterly reports on Forms 10-Q of Regions and Union Planters, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's Internet site www.sec.gov.

Regions and Union Planters undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regions and Union Planters, without charge, at the Securities and Exchange Commission's Internet site www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Jenifer M. Goforth, Regions Financial Corporation, P. O. Box 10247, Birmingham, AL 35202-0247, telephone: 205/244-2823 or to Richard W. Trigger, Union Planters Corporation, 6200 Poplar Ave., Memphis, TN 38119, telephone: 901/580-5977. The respective directors and executive officers of Regions and Union Planters and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Regions' directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Regions on April 16, 2003, and information regarding Union Planters' directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Union Planters on March 7, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

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